UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Vialog Corporation

                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)

                                  92552X-106

                        --------------------------------
                                 (CUSIP Number)

-----------------------------------------------------------------------------
                  David Linsley                  With required copy to:
           Cross Asset Management Limited       David E. Schulman, Esq.
              3 New Burlington Street             Brian M. McCall, Esq.
                 London W1S 2JF                         Dechert
                  United Kingdom                      2 Serjeant's Inn
                011 44 207 292 5110                 London EC4Y 1LT
                                                     United Kingdom
                                                   011 44 207 583 5353
-----------------------------------------------------------------------------

                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 1, 2001
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92552X-106                    13D                      Page 2 of 9


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cross Asset Management Limited


================================================================================

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                          (a)[ ]

                                                                          (b)[ ]
--------------------------------------------------------------------------------

3.   SEC USE ONLY


================================================================================

4.   SOURCE OF FUNDS*

                                         00-Funds of Investment Advisory Clients
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                               England and Wales
================================================================================

7.   SOLE VOTING POWER

                                                                         979,810
================================================================================

8.   SHARED VOTING POWER

================================================================================

NUMBERS OF     9.   SOLE DISPOSITIVE POWER
 SHARES                                                                 979,810
BENEFICIALLY====================================================================
 OWNED BY     10.  SHARED DISPOSITIVE POWER
  EACH
REPORTING   ====================================================================
PERSON WITH   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         979,810
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
     SHARES
                                                                             [ ]
================================================================================

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            9.9%
================================================================================

14.  TYPE OF REPORTING PERSON*

                                                                          IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92552X-106                    13D                      Page 3  of 9



Item 1.  Security and Issuer
--------------------------------------------------------------------------------

     This Statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Vialog Corporation, a Massachusetts corporation (the "Company"), with principal executive offices located at 32 Crosby Drive, Bedford, MA 01730.


Item 2.  Identity and Background
--------------------------------------------------------------------------------

(a), (c), (f) This statement on Schedule 13D is being filed by Cross Asset Management Limited ("CAM" or the "Reporting Person"). CAM acts as an investment manager providing discretionary management services to its clients. Although the Reporting Person may be treated as an institutional investors for purposes of reporting its beneficial ownership on the short-form Schedule 13G, implementation of its investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether its beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, the Reporting Person has decided to file its beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form
Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

     A list of directors and executive officers (together with their principal occupations, principal business addresses and citizenship) of the Reporting Person is attached hereto as Annex A.

     (b) The address of CAM is 3 New Burlington Street, London W1S 2JF, United Kingdom.

     (d)(e) None of the Reporting Person nor, to the best of its knowledge, any person named in Annex A of this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds
--------------------------------------------------------------------------------

     The Reporting Person used an aggregate of approximately $9,074,363 to purchase the shares of Common Stock reported as beneficially owned in Item 5 below, which amount was provided through the accounts of its investment advisory clients in order to purchase shares of Common Stock for their accounts.

CUSIP No. 92552X-106                    13D                      Page 4 of 9


Item 4.  Purpose of Transaction
--------------------------------------------------------------------------------
          The Reporting Person acquired the shares of Common Stock reported as beneficially owned in Item 5 below for investment pursuant to the respective investment guidelines of its clients. Other than as described below, neither the Reporting Person, nor to the best of its knowledge, any of the persons named in Annex A, has any plan or proposal which would relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

          On October 2, 2000, the Company and Genesys S.A. announced the execution of a merger agreement whereby the Company would be acquired by Genesys S.A. According to various filings by the Company and Genesys S. A. with the United Stated Securities and Exchange Commission (the "SEC"), the acquisition agreement provides that shareholders of the Company will receive the ADS equivalent of 0.2563 of a Genesys ordinary share in exchange for each share of Common Stock, subject to a "collar" which provides that the Company's shareholders could receive the ADSs equivalent of between 0.2183 Genesys ordinary shares and 0.3352 Genesys ordinary shares for each shares of Common Stock depending on the Genesys share price at closing.

          The joint press release of the Company and Genesys S.A. dated October 2, 2000, as filed with the SEC, announcing the proposed acquisition of the Company stated:

          Under French Generally Accepted Accounting Principles (GAAP), Genesys Conferencing had 1999 revenues of equivalent $41.7 million, operating income of equivalent $1.5 million and earnings before interest, taxes, depreciation and amortization (EBITDA) of equivalent $6.2 million. Under U.S. GAAP, Vialog had 1999 revenues of $68.6 million, operating income of $5.7 million and EBITDA of $14.0 million, excluding an aggregate of $4.2 million in charges primarily related to restructuring charges and severance obligations. For the first six months of 2000, under French GAAP, Genesys Conferencing posted equivalent $36.7 million in revenues, operating income of equivalent $2.7 million and equivalent $6.2 million in EBITDA. Under U.S. GAAP, Vialog recorded $38.6 million in revenues, $5.1 million in operating income and $9.8 million in EBITDA for the first six months of 2000. ... Based on Genesys Conferencing's recent closing prices, Vialog shareholders would own approximately 21 percent of Genesys Conferencing upon the closing of the acquisition. (emphasis added)

          According to the Proxy Statement/Prospectus dated February 12, 2001 filed with the SEC, if "the exchange ratio is adjusted, former Vialog stockholders will hold between 18.9% and 26.4% of Genesys outstanding shares, without giving effect to the acquisition of Astound, and between 17.7% and 24.8% of Genesys outstanding shares, after giving effect to the acquisition of Astound." (emphasis added)

CUSIP No. 92552X-106                    13D                      Page 5 of 9


          The Reporting Person believes that the exchange ratio in the merger agreement inadequately accounts for the relative enterprise values of the Company and Genesys on a stand-alone basis by offering Vialog shareholders what the Reporting Person believes would be substantially less than a majority of the equity of Genesys S.A. following the merger. The Company has announced that approval of the merger is scheduled to be presented to the Company's shareholders for approval at a special meeting to be held on March 21, 2001. According to the Company's filings with the SEC, the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock entitled to vote at the meeting is required to approve the merger agreement and the merger. The Reporting Person intends not to vote in favour of approving the merger, given what is perceived to be inadequate consideration. The Reporting Person is currently considering whether to communicate to other shareholders of the Company, subject to applicable law, how the Reporting Person intends to vote and the reasons therefore.

          There can be no assurance that the Reporting Person will acquire any additional shares of Common Stock or take, or refrain from taking, any action with respect to the merger or the special meeting of shareholders. The Reporting Person may at any time decide to dispose of the shares of Common Stock currently owned by it.


Item 5.  Interest in Securities of Issuer
--------------------------------------------------------------------------------

     (a),(b) Pursuant to the Proxy Statement/Prospectus dated February 12, 2001 filed with the SEC, the Reporting Person believes that as of February 1, 2001, the Company had 9,902,496 shares of Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, CAM may be deemed to be the beneficial owner of 979,810 shares of Common Stock (which represents approximately 9.9% of such class) by virtue of its ability to direct the voting or disposition of the shares of Common Stock acquired by it in its capacity as investment advisor for its clients.

     (c) Other than as listed on Annex B, no transactions in Common Stock have been effected during the last sixty (60) days by the Reporting Person or, to the best of its knowledge, any director or executive officer of the Reporting Person.

     (d) To the best knowledge of the Reporting Person, its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each one of them respectively.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     None.


Item 7.  Materials to Be Filed as Exhibits
--------------------------------------------------------------------------------

CUSIP No. 92552X-106                    13D                      Page 6 of 9



     None

CUSIP No. 92552X-106                    13D                      Page 7 of 9



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2001                                     CROSS ASSET MANAGEMENT LIMITED

                                                  By: /s David Linsley
                                                     ---------------------------
                                                     David Linsley
                                                     Chief Finance Officer

CUSIP No. 92552X-106                    13D                      Page 8 of 9



                                    Annex A
                                    -------

            Executive Officers and Directors of the Reporting Person
            --------------------------------------------------------




Name                 Position     Principal Occupation and         Citizenship       Principal Business in which
----                 --------     Business Address                 -----------       such employment is conducted
                                  --------------------------                         ------------------------------


David Linsley         Chief       Investment Advisor,               United Kingdom   3 New Burlington Street,
                      Finance     3 New Burlington Street,                           London W1S 2JF, United
                      Officer     London W1S 2JF, United                             Kingdom
                                  Kingdom

Roderick Campbell     Managing    Investment Advisor,               United Kingdom   3 New Burlington Street,
                      Director    3 New Burlington Street,                           London W1S 2JF, United
                                  London W1S 2JF, United                             Kingdom
                                  Kingdom

Neil Mendoza          Director    Publishing                        United Kingdom   3 New Burlington Street,
                                  3 New Burlington Street,                           London W1S 2JF, United
                                  London W1S 2JF, United                             Kingdom
                                  Kingdom

Mr. Seighart          Director    Publishing                        United Kingdom   3 New Burlington Street,
                                  3 New Burlington Street,                           London  W1S 2JF, United
                                  London W1S 2JF, United                             Kingdom
                                  Kingdom



CUSIP No. 92552X-106                    13D                      Page 9 of 9


                                                                         ANNEX B

                   List of transactions in Vialog Common Stock
                   -------------------------------------------

The following transactions were effected by CAM as investment advisor for the accounts of its customers. All transactions were brokerage transactions.


Date            Number of Shares        Price per Share         Purchase/Sale
----            ----------------        ---------------         -------------
01/16/2001         12,096               $ 9.03                   Purchase
01/16/2001          2,304               $ 9.03                   Purchase
01/19/2001          8,400               $ 9.02                   Purchase
01/19/2001          1,600               $ 9.02                   Purchase
02/02/2001          6,010               $ 9.59                   Purchase
02/06/2001          5,100               $10.03                   Purchase
02/20/2001          5,740               $ 8.77                   Purchase
02/20/2001          1,260               $ 8.77                   Purchase
02/27/2001            820               $ 7.67                   Sale
02/27/2001            180               $ 7.67                   Sale
02/28/2001         16,974               $ 6.28                   Purchase
02/28/2001          3,726               $ 6.28                   Purchase
03/01/2001         10,414               $ 6.03                   Purchase
03/01/2001          2,286               $ 6.03                   Purchase
03/02/2001         52,890               $ 6.02                   Purchase
03/02/2001         11,610               $ 6.02                   Purchase
03/05/2001         19,926               $ 7.22                   Purchase
03/05/2001          4,374               $ 7.22                   Purchase
03/06/2001        192,290               $ 8.90                   Purchase
03/06/2001         42,210               $ 8.90                   Purchase
03/08/2001         61,500               $ 8.28                   Purchase
03/08/2001         89,000               $ 9.15                   Purchase